

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

> **Re:** **Odyssey Pictures Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 15, 2012**
> **Amendment 1 to Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed November 27, 2012**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your response letter dated May 13, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

General

1. At the conclusion of our letter to you dated December 12, 2012, we asked for a written statement from the company with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

2. We note your responses to our prior comments 1 and 6 and reissue both in part. We note that you have securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. While your securities are registered pursuant to Section 12 of the Securities

Exchange Act of 1934, please confirm your understanding that you are subject to Regulation 14A and Regulation 14C of the Securities Exchange Act of 1934 and that your directors, officers and certain principal stockholders are subject to Section 16 of the Securities Exchange Act of 1934.

3. We note your response to our prior comment 1 and reissue in part. We note your response indicates that you have not held an annual or special meeting of stockholders since 2004. Please confirm that you are in compliance with Nevada state laws that govern the election of directors and the registration of your securities. Please also provide us with copies of your charter and bylaws as currently in effect. Please note that we may have additional comments upon review of your response and your organizational documents.

4. We note your responses to our prior comments 2, 3, 4, 5, 7, 8, 9, 10, 11, 12, 13, 14, 15, 26, and 27. As previously requested, please amend your filing in response to these comments. Please note that we may have additional comments upon review of your amended filing.

Financial Statements, page 9

Consolidated Balance Sheets, page 9

5. We note your response to prior comment 16 but do not believe it is responsive to our prior comment. As originally requested, please explain in the notes to your financial statements the nature of the items that are recorded in production advances on the balance sheet line. Your revised disclosures should clarify whether these assets are related to an investment in production inventory and equipment per the cash flow statement and should also explain in further detail the nature of any production inventory and equipment that has been acquired. Your response and your revised disclosures should also explain in detail why you believe it is appropriate to reflect the amounts paid for such items as an asset rather than an expense in your financial statements.

Consolidated Statement of Operations, page 10

6. We note your response to comment 17 but are unclear as to why a non-controlling interest existed during fiscal 2011 if you were the only member of the FilmZone LLC as you have indicated in the response. As originally requested, please tell us and explain in the notes to the financial statements the nature of the income attributable to non-controlling interest for fiscal 2011 in the income statement of $(713,700). We may have further comment upon receipt of your response.

Background and Significant Accounting Policies, page 14

Significant Accounting Policies, page 14

Revenue Recognition, page 14

7. We note your response to comment 19 and are still unclear as to how your revenues are derived. We note from page 1 that you recognize revenues from multiple services provided as part of projects managed by you, but performed by third party contractors. We further note from the last sentence of the fourth paragraph on page 1 that this enables you to receive revenues throughout the revenue earning process rather than waiting until delivery of the final product. As originally requested, please <u>tell us</u>, and revise MD&A and the notes to your financial statements to provide robust disclosure concerning the nature of each material revenue stream, including the product or services included in your projects, whether such deliverables are sold together or separately, and your related revenue recognition policy <u>for each type of revenue</u>. In this regard, your current disclosure in the notes to the financial statements indicates that you are only earning revenue under a three year branding and services agreement that provides for a monthly licensing fee that is being recognized on a straight line basis over the term of the agreement. Your response and revised disclosure should clearly explain how your revenue recognition policy for each type of revenue being recognized complies with the guidance outlined SAB Topic 13.A.

2. Notes and Loans Payable, page 18

8. We note your response to prior comment 20. In addition to including the requested disclosure in future filings, please provide us with your proposed disclosure in your next response. Specifically, provide tabular detail of all notes and loans payable including the balance outstanding at each fiscal year end presented, the interest rate, and maturity date. Also, to the extent any of your obligations are convertible into your common shares as indicated in the fifth paragraph on page 4 of MD&A, please tell us the conversion terms and explain how they were determined.

Discharge of Debt, page 18

9. Please refer to your response to prior comment 22. Prior to amending your filing, please provide us with your reconciliation of amounts reflected in the statement of operations in the line item "excess carrying value of renegotiated payables for 2012 and 2011 with the amounts reflected in the table included at the bottom of page 18 in Note 4 to the financial statements. Please reconcile and revise these amounts for consistency.

7. Acquisition of Film Zone, LLC and Discontinued Operations, page 19

10. Please refer to your response to prior comment 24. Prior to amending your filing, please provide us with the purchase price for the remaining 50% equity interest of FilmZone acquired during fiscal 2011 and the identity of the party from which such interest was purchased. Your response and your revised disclosure should also explain how you accounted for the acquisition of the remaining 50% interest during 2011 and if fair value was used to account for assets and liabilities acquired as part of this transaction, the notes to your financial statements should be revised to include disclosure of the allocation of the purchase price to the net asset acquired pursuant to the guidance in ASC 805-20-50-1.

11. In addition, please also explain in your next response and in your revised financial statement disclosure how the sales prices of FilmZone's assets of $330,905 and $269,547 were determined. Your response should include how the fair value of the assets was used in the determination of the sales price and to the extent the sale price exceeded the fair value, please explain why the related party entities were willing to pay more than fair value for the assets sold.

Form 10-K/A for the fiscal year ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 9

12. Please refer to your response to prior comment 23. Prior to amending your filing, please provide us with your reconciliation of the 4,000,000 warrants issued April 15, 2012 as disclosed in Note 5, with the two issuances of 4,000,000 warrants on April 1, 2012 and April 30, 2012 as disclosed on page 11 of MD&A. In this regard, it is unclear whether 4 million or 8 million warrants were issued during fiscal 2012. Your response and revised disclosure should also discuss your accounting treatment for the warrants and should explain the method and significant assumptions used to determine the fair value of the warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief